February 7, 2020

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Williams Industrial Services Group Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-234702) (the “Registration Statement”)

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on Monday, February 10, 2020, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

If you have any questions regarding this request, please contact our outside counsel, Todd Mason of Thompson Hine LLP, at (212) 908-3946.  Please also call Todd Mason as soon as the Company’s Registration Statement on Form S-1 has been declared effective.  Thank you for your attention to this matter.

Sincerely,

WILLIAMS INDUSTRIAL SERVICES GROUP INC.

By:	/s/ Charles E. Wheelock
Name:	Charles E. Wheelock
Title:	Senior Vice President, Chief Administrative Officer, General Counsel & Secretary

cc:                                Stuart Welburn, Thompson Hine LLP

Todd E. Mason, Thompson Hine LLP